



1.9k Crowdfunding Access is Open Close

r/UrvinFinance · Posted by u/dlauer 1 month ago 2 2 3 7 2 5

1.9k

Crowdfunding Access is Open

Friends, Countrymen, and Apes!

This is it! Everything is in place. And we are "testing the waters" and sharing with you, our amazing community of supporters, exclusive early access to the details of our crowdfunding campaign, and of The Terminal. We're going to open things up slowly and selectively because this rocket is ready to fly, so right now we have sent emails out to those supporters who submitted an email address, and we're posting the message here.

We are laser-focused on creating a more equitable financial system by empowering you - and all retail investors - with the tools, information, education and agency necessary to make that change. Please read our pitch on Wefunder to learn more about the team dedicated to making this happen, our ideas for the platform and to find out the terms of the investment. You can also copy and paste this link into your browser: https://wefunder.com/urvinfinance

We are hitting the ground running, talking to potential employees from all walks of life and backgrounds, speaking with investors of all sizes and shapes, and starting to design what the platform will look like. We are excited to share with you the paradigm shift of decentralized, individual empowerment we envision for the future.

Please read our pitch on Wefunder and consider walking this path of change along our side, as co-equals. As investors. As a force for the future.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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r/UrvinFinance

The Terminal is the only collaborative research and education platform for retail investors with access to professional tools and data. Learn more at: https://urvin.finance and find us on twitter @UrvinTerminal

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Created Jun 18, 2021

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